EXHIBIT 99.2

Tricom Announces Director Resignations

SANTO DOMINGO, Dominican Republic, Jan. 13  — Tricom, S.A. (NYSE: TDR) today announced that its Board of Directors has received the resignations of Richard Haning, Theodore Schaffner, Ralph Smith and Kevin Wiley, effective as of December 31, 2003. These directors had been initially nominated to the Board by Motorola, Inc. The resignations were driven by the increased time required by each of the four individuals to meet other business and personal commitments and interests.

“On behalf of the entire board, I want to extend our appreciation to Richard, Ted, Ralph and Kevin for their contributions and dedication in the service of Tricom,” said Carl Carlson, Chief Executive Officer and acting Chairman.

Tricom’s Board of Directors currently consists of seven members, including two independent directors. The Company does not anticipate any disruptions of its Board’s activities and deliberations as a result of these resignations. A search has begun to find appropriate candidates to replace the directors who have resigned.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. We also offer digital mobile integrated services including two-way radio and paging services in Panama using iDEN® technology. For more information about Tricom, please visit www.tricom.net

    For Further Information Contact:

    Miguel Guerrero, Investor Relations

    Ph (809) 476-4044 / 4012

    E-mail: investor.relations@tricom.net

For additional information, please visit Tricom’s Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.